Exhibit 99.2

CATALYST PAPER CORPORATION

PROXY
ANNUAL AND SPECIAL MEETING
APRIL 28, 2010

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF CATALYST PAPER CORPORATION

The undersigned shareholder of Catalyst Paper Corporation (the “Corporation”) hereby appoints Michel Desbiens of Beaconsfield, Quebec or failing him, Brian Baarda of Richmond, British Columbia, or instead of either individual, _______________________of                          , as proxy, with full power of substitution, to attend, vote the shares represented by this Proxy and otherwise act for and on behalf of the undersigned at the Annual and Special Meeting of the shareholders of the Corporation to be held at the Delta Vancouver Airport, 3500 Cessna Drive, Richmond, British Columbia on April 28, 2010 at 2:00 p.m. (local time) (the “Meeting”) and at any adjournments thereof as follows:

1.	Election of Directors. The nominees proposed by the management of the Corporation are:

	Thomas S. Chambers	Vote FOR ☐	WITHHOLD Vote ☐
	Gary Collins	Vote FOR ☐	WITHHOLD Vote ☐
	Michel Desbiens	Vote FOR ☐	WITHHOLD Vote ☐
	William F. Dickson	Vote FOR ☐	WITHHOLD Vote ☐
	Benjamin C. Duster, IV	Vote FOR ☐	WITHHOLD Vote ☐
	Richard Garneau	Vote FOR ☐	WITHHOLD Vote ☐
	Denis Jean	Vote FOR ☐	WITHHOLD Vote ☐
	Jeffrey G. Marshall	Vote FOR ☐	WITHHOLD Vote ☐
	Amit B. Wadhwaney	Vote FOR ☐	WITHHOLD Vote ☐

2.	Re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation	Vote FOR ☐	WITHHOLD Vote ☐

3.
Amendment to the Corporation’s Restricted Share Unit Plan  to increase the maximum number of common shares of the Corporation that may be reserved for issuance under the Plan from 7,000,000 to 9,500,000
		Vote FOR ☐	Vote AGAINST ☐

With respect to any amendment or variations to the matters listed above or identified in the Notice of Annual and Special Meeting (the “Notice”) and any other matters which may properly come before the Meeting, the undersigned confers discretionary authority on the person voting on behalf of the undersigned to vote in accordance with the best judgment of that person.

To be effective, proxies must be delivered to the Corporation c/o Proxy Department, CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario  M1S 0A1, in either case prior to 2:00 p.m. Vancouver time on April 26, 2010.  A self-addressed envelope is enclosed.

This Proxy supersedes and revokes any proxy.

DATED the           day of                                           , 2010.

_____________________________________________________________________
Signature of Shareholder

NOTES: Your name and address are recorded as shown on the back hereof.  If incorrect, please correct.

On any ballot that may be called for, the shares represented by this Proxy in favour of the person(s) designated by management of the Corporation named in this Proxy will be voted or withheld from voting in accordance with the instructions given on the ballot, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If no choice is specified in this Proxy with respect to a particular matter identified in the Notice, the person(s) designated by management of the Corporation in this Proxy will vote the shares represented by this Proxy as specified for such matter in the Management Information Circular in respect of the Meeting.

Each shareholder has the right to appoint as proxyholder a person or company (who need not be a shareholder of the Corporation) other than the person(s) or company(ies) designated by management of the Corporation to attend and act on the shareholder’s behalf at the Meeting.  Such right may be exercised by inserting the name of the person or company to be appointed in the blank space provided in this Proxy or by completing another form of proxy.

This Proxy or such other form of proxy should be completed, dated and signed, and sent in the enclosed envelope or otherwise to the Corporation c/o Proxy Department, CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario  M1S 0A1.

If this Proxy is not dated in the space provided, it shall be deemed to bear that date on which it was mailed by or on behalf of the Corporation.

This Proxy must be signed by the shareholder or the shareholder’s attorney authorized in writing.  If the shareholder is a corporation, this Proxy must be signed by the duly authorized officer, attorney or other authorized signatory of the shareholder.  A person signing on behalf of a shareholder must provide, with this Proxy, satisfactory proof of such person’s authority and must indicate the capacity in which such person is signing.